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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69408

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acquiom Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 17th Street, Suite 1400
(No. and Street)

Denver	**CO**	**80202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gavin McCarty (720) 452-5354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – if individual, state last, first, middle name)

1801 California St, Ste 2900	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gavin McCarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acquiom Financial LLC, as of December, 31 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN CATHERINE MCCARTY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20124076005
MY COMMISSION EXPIRES JANUARY 26, 2025

Signature

Finance and Operations Principal
Title

Kristin Catherine McCarty
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acquiom Financial LLC

Annual Audit Report

December 31, 2020

Public Document

Acquiom Financial LLC

December 31, 2020

Table of Contents

BKD
CPAs & Advisors

1801 California Street, Suite 2900 | Denver, CO 80202-2606
303.861.4545 | Fax 303.832.5705 | bkd.com

Report of Independent Registered Public Accounting Firm

Member
Acquiom Financial, LLC
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Acquiom Financial, LLC, (the Company) as of December 31, 2020, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

BKD, LLP

Denver, Colorado
February 26, 2021

Acquiom Financial LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	999,292
Accounts receivable		567,243
Due from member		1,680,264
Prepaid expenses		31,011
Total Assets	$	3,277,810
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	164,200
Due to related party		166,172
Total Liabilities		330,372
Member's Equity		2,947,438
Total Liabilities and Member's Equity	$	3,277,810

see accompanying notes

Acquiom Financial LLC

Notes to the Financial Statements

December 31, 2020

1. Organization

Acquiom Financial, LLC (the "Company") was organized as a Colorado limited liability company in October, 2013 and operates in Denver, Colorado. The Company is wholly owned by SRS Acquiom Holdings LLC (the "Member"). The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's business operations commenced in March 2015 and included brokering investments to customers with escrow accounts associated with mergers and acquisitions.

In August 2017 the Company commenced processing payments for private mergers and acquisition transactions. These payments are not securities transactions, but by virtue of having these funds pass through a broker-dealer account, the firm utilizes the SEC Rule 15c3-3(k)(2)(i) exemption, as permitted pursuant to Section B(2) of the firm's current Membership Agreement with FINRA.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There are no cash equivalents at December 31, 2020.

Accounts Receivable
Accounts receivable represent amounts earned per agreement or engagement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Revenue
Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

- *Product referral fees.* Product referral fees are calculated on the average daily balance placed in a custodial account with one of the Company's product sponsors. The Company also generates revenue from product fees from brokering investments to the product sponsor's escrow investment products. The rates are predetermined by the contract and the revenue is recognized over time as the assets are held and as the services are delivered.

2. Significant Accounting Policies (continued)

Revenue (continued)

- *Engagement fees.* The Company generates engagement fees for processing payments and are charged to clients on a per deal basis. These contracts can contain multiple performance obligations which generally are seller and vendor setup, seller and vendor payments, transactions fees and tax reporting. Revenue for engagement fees are recognized over time for these contracts as the performance obligations are materially completed.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. As of January 1, 2020, and December 31, 2020, deferred revenue was $98,800 and $138,800, respectively. Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. The Company had receivables related to revenues for contracts with customers of $2,697,787 and $567,243 at January 1, 2020, and December 31, 2020, respectively.

Contract Costs
Direct costs to obtain or fulfill a contract are evaluated on a contract by contract basis. There were no capitalized contract costs at December 31, 2020.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company has not been the subject of examination by taxing authorities since formation.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $673,920 which exceeded the requirement by $573,920.

4. Risk Concentration

75% of accounts receivable was due from two product sponsors at December 31, 2020.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and cash deposits. The Company places its cash and cash equivalents deposits with high quality financial institutions in the United States of America. The balance exceeds the Federal Deposit Insurance Corporations insurance limits.

5. Special Reserve Accounts

The Company maintains special reserve accounts for the benefit of customers under SEC Rule 15c3-3. The Company maintains a $0 balance in these accounts.

6. Related Party Transactions

Certain engagement fees are billed and collected by the Member on behalf of the Company. At December 31, 2020, the Member owed the Company $1,680,264 for accounts receivable from engagement fees assumed by the Member.

The Company is charged for outsourced services by Acquiom Clearinghouse LLC, an entity under common control, for processing payments on its behalf. The amount due for these services was $166,172, which was included in due to related parties as of December 31, 2020.

The Company's financial position would differ significantly if the entities were autonomous.

7. Subsequent Events

The Company has evaluated subsequent events through February 26, 2021, the date which the financial statements were issued.